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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Oxboro Medical, Inc. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
691384 20 0 (CUSIP Number)

Girard P. Miller
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
Telephone: (612) 371-2467
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 29, 2000 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 691384 20 0	13D	Page 2 of 4 Pages

(1)	NAME OF REPORTING PERSON. KENNETH W. BRIMMER I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	/ /
	(See Instructions)	(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See instructions) PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER 210,748

		(8)	SHARED VOTING POWER 80,000

		(9)	SOLE DISPOSITIVE POWER 210,748

		(10)	SHARED DISPOSITIVE POWER 80,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,748

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/x/

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.74%

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 4 Pages

CUSIP No. 691384 20 0

Item 1. Security and Issuer

  (a)
  Title of Class of Securities:  Common Stock of the Issuer

  (b)
  Name of Issuer:  Oxboro Medical, Inc.

  (c)
  Address of Issuer's Principal Executive Offices:
  13828 Lincoln Street, N.E.
  Ham Lake, MN 55304

Item 2. Identity and Background.

  (a)
  Name of Person Filing:  Kenneth W. Brimmer

  (b)
  Business Address:
  601 Carlson Parkway, Suite 1500
  Minnetonka, Minnesota 55305

  (c)
  Principal Occupation or Employment:
  Chairman and Chief Executive Officer of Active IQ Technologies, Inc.

  (d)
  Conviction in a criminal proceeding during the last five years:  No

  (e)
  Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations:  No

  (f)
  Citizenship:  Minnesota

Item 3. Source and Amount of Funds or Other Consideration.

    Personal funds

Item 4. Purpose of Transaction.

    Purchase was made for investment purposes.

Item 5. Interest in Securities of Issuer

  (a)
  Number and Percentage of Class beneficially owned:

    As of September 29, 2000, Mr. Brimmer's beneficial ownership was as follows:

    (i)
    Total amount beneficially owned:  290,748 shares of the Common Stock of the Issuer, which includes 222,311 shares of Common Stock, 63,437 immediately exercisable warrants to purchase shares of Common Stock, and 5,000 immediately exercisable options to purchase shares of Common Stock.

    (ii)
    Percentage of Class:  15.74%

    (iii)
    Of the shares beneficially owned by Mr. Brimmer, he has sole power (individually or IRA) to vote or dispose of 210,748 shares.

    (v)
    Of the shares beneficially owned by Mr. Brimmer, he has shared power (as a joint tenant with his spouse) to vote or dispose of 80,000 shares.

    (vi)
    Mr. Brimmer disclaims ownership of 39,620 shares held by his spouse, Jaye M. Snyder, in her IRA.

    Page 4 of 4 Pages

      DISCLAIMER: Pursuant to Rule 13d-3, Mr. Brimmer disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Issuer owned beneficially by Ms. Snyder or any other person.

  (b)
  For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

  (c)
  Transactions within 60 days:  None

  (d)
  Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:  Not applicable

  (e)
  Last Date on Which Reporting Person Ceased to be a 5% Holder:  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than Mr. Brimmer having an informal, unwritten, non-binding understanding with Gary W. Copperud, a shareholder of the Company. Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addresses to the Issuer, which might affect the valuation of their respective investments.

Item 7. Material to be Filed as Exhibits.

    None

Signature

    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2001.

/s/ Kenneth W. Brimmer Kenneth W. Brimmer

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